Kona Gold Beverage, Inc.

746 North Drive, Suite A

Melbourne, Florida 32934

(844) 714-2224

May 26, 2023

VIA EDGAR AND EMAIL

Bradley Ecker

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kona Gold Beverage, Inc.
Registration Statement on Form S-1
Filed May 22, 2023
File No. 333-272118

Dear Mr. Ecker:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kona Gold Beverage, Inc. (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-272118) be accelerated by the U.S. Securities and Exchange Commission to 9:00 AM Eastern Time on May 31, 2023, or as soon as possible thereafter.

The Company hereby authorizes Randolf W. Katz of Clark Hill LLP to modify or withdraw this request for acceleration either orally or in writing. Please contact Mr. Katz at (949) 697-3103 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

Kona Gold Beverage, Inc.

By:	/s/ Robert Clark
Robert Clark
Chairman of the Board,
Chief Executive Officer, and President